Exhibit 2

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF JUNE 30, 2024

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF JUNE 30, 2024

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	December 31,	June 30,
	2023	2024
	in USD thousands

Assets
CURRENT ASSETS
Cash and cash equivalents	4,255	9,623
Short-term bank deposits	38,739	30,437
Trade receivables	358	3,179
Prepaid expenses	1,048	1,581
Other receivables	830	656
Inventory	1,953	3,634
Total current assets	47,183	49,110

NON-CURRENT ASSETS
Property and equipment, net	473	344
Right-of-use assets, net	1,415	1,452
Intangible assets, net	14,854	13,690
Total non-current assets	16,742	15,486
Total assets	63,925	64,596

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term loan	3,145	10,656
Contract liabilities	12,957	5,477
Accounts payable and accruals:
Trade	10,869	6,266
Other	3,353	2,530
Current maturities of lease liabilities	528	500
Warrants	11,932	5,087
Total current liabilities	42,784	30,516
NON-CURRENT LIABILITIES
Long-term loan, net of current maturities	6,628	18,790
Lease liabilities	1,290	1,309
Total non-current liabilities	7,918	20,099
CONTINGENT LIABILITIES
Total liabilities	50,702	50,615

EQUITY
Ordinary shares	31,355	34,411
Share premium	355,482	352,428
Warrants	1,408	1,408
Capital reserve	17,000	17,968
Other comprehensive loss	(1,416)	(1,416)
Accumulated deficit	(390,606)	(390,818)
Total equity	13,223	13,981
Total liabilities and equity	63,925	64,596

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
	2023	2024	2023	2024
	in USD thousands		in USD thousands

REVENUES	-	5,393	-	12,248
COST OF REVENUES	-	(897)	-	(2,352)
GROSS PROFIT	-	4,496	-	9,896
RESEARCH AND DEVELOPMENT EXPENSES	(3,006)	(2,225)	(6,690)	(4,719)
SALES AND MARKETING EXPENSES	(5,604)	(6,415)	(9,478)	(12,757)
GENERAL AND ADMINISTRATIVE EXPENSES	(1,305)	(1,629)	(2,603)	(3,015)
OPERATING LOSS	(9,915)	(5,773)	(18,771)	(10,595)
NON-OPERATING INCOME (EXPENSES), NET	(7,733)	7,807	(10,649)	12,297
FINANCIAL INCOME	440	535	977	1,100
FINANCIAL EXPENSES	(1,337)	(2,085)	(2,264)	(3,014)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	(18,545)	484	(30,707)	(212)

	in USD		in USD
EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS
BASIC	(0.02)	0.00	(0.03)	(0.00)
DILUTED	(0.02)	0.00	(0.03)	(0.00)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF EARNINGS (LOSS) PER SHARE
BASIC	922,958,942	1,197,582,901	922,958,942	1,142,221,033
DILUTED	922,958,942	1,197,582,901	922,958,942	1,142,221,033

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary	Share		Capital	Other comprehensive	Accumulated
	shares	premium	Warrants	reserve	loss	deficit	Total
	in USD thousands

BALANCE AT JANUARY 1, 2023	27,100	338,976	1,408	14,765	(1,416)	(329,992)	50,841
CHANGES FOR SIX MONTHS ENDED JUNE 30, 2023:
Employee stock options expired	-	69	-	(69)	-	-	-
Share-based compensation	-	-	-	920	-	-	920
Comprehensive loss for the period	-	-	-	-	-	(30,707)	(30,707)
BALANCE AT JUNE 30, 2023	27,100	339,045	1,408	15,616	(1,416)	(360,699)	21,054

	Ordinary	Share		Capital	Other comprehensive	Accumulated
	shares	premium	Warrants	reserve	loss	deficit	Total
	in USD thousands

BALANCE AT JANUARY 1, 2024	31,355	355,482	1,408	17,000	(1,416)	(390,606)	13,223
CHANGES FOR SIX MONTHS ENDED JUNE 30, 2024:
Issuance of share capital and warrants, net	3,056	(3,056)	-	-	-	-	-
Employee stock options forfeiture				(66)			(66)
Share-based compensation expenses	-	-	-	1,036	-	-	1,036
Comprehensive loss for the period	-	-	-	-	-	(212)	(212)
BALANCE AT JUNE 30, 2024	34,411	352,426	1,408	17,970	(1,416)	(390,818)	13,981

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Six months ended June 30,
	2023	2024
	in USD thousands

CASH FLOWS - OPERATING ACTIVITIES
Comprehensive loss for the period	(30,707)	(212)
Adjustments required to reflect net cash used in operating activities (see appendix below)	13,009	(25,226)
Net cash used in operating activities	(17,698)	(25,438)

CASH FLOWS – INVESTING ACTIVITIES
Investments in short-term deposits	(6,006)	(20,559)
Maturities of short-term deposits	24,000	28,660
Purchase of property and equipment	(99)	(59)
Purchase of intangible assets	(153)	-
Net cash provided by investing activities	17,742	8,042

CASH FLOWS – FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance cost	-	5,565
Net proceeds from loan	-	19,223
Repayments of loan		(1,547)
Repayments of lease liabilities	(183)	(256)
Net cash provided by (used in) financing activities	(183)	22,985

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(139)	5,589
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	10,587	4,255
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(344)	(221)
CASH AND CASH EQUIVALENTS - END OF PERIOD	10,104	9,623

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Six months ended June 30,
	2023	2024
	in USD thousands

Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	457	1,373
Exchange differences on cash and cash equivalents	344	221
Fair value adjustments of warrants	10,843	(12,845)
Share-based compensation	920	970
Interest on short-term deposits	(210)	201
Interest on loan	1,405	1,997
Exchange differences on lease liabilities	(75)	189
Issuance cost of warrants	-	642
	13,684	(7,252)
Changes in operating asset and liability items:
Increase in trade receivables	-	(2,821)
Increase in prepaid expenses and other receivables	(958)	(359)
Increase in inventory	-	(1,681)
Increase (decrease) in accounts payable and accruals	283	(5,633)
Decrease in contract liabilities	-	(7,480)
	(675)	(17,974)
	13,009	(25,226)

Supplemental information on interest received in cash	761	931

Supplemental information on interest paid in cash	640	971

Supplemental information on non-cash transactions:
Changes in right-of-use asset and lease liabilities	66	58
Warrant issuance costs	-	207

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION

a.	General

BioLineRx Ltd. (“BioLineRx”), headquartered in Modi’in, Israel, was incorporated and commenced operations in April 2003. BioLineRx and its subsidiaries (collectively, the “Company”) are engaged in the development (primarily in clinical stages) and commercialization of therapeutics, with a focus on the fields of oncology and hematology.

The Company’s American Depositary Shares (“ADSs”) are traded on the NASDAQ Capital Market, and its ordinary shares are traded on the Tel Aviv Stock Exchange (“TASE”). Each ADS represents 15 ordinary shares.

The Company has two substantially wholly owned subsidiaries: (i) BioLineRx USA, Inc., incorporated in the U.S., and engaged in commercialization activities associated with the launch of motixafortide for stem-cell mobilization in the U.S.; and (ii) Agalimmune Ltd., incorporated in the United Kingdom, and engaged in clinical development activities with a focus on the field of immuno-oncology. In December 2023, the Company notified the former shareholders of Agalimmune Ltd. of its decision to terminate the development of AGI-134, the principal asset of Agalimmune Ltd., with an effective termination date of March 15, 2024.

In September 2023, the U.S. Food and Drug Administration (“FDA”) approved motixafortide in stem cell mobilization for autologous transplantation for multiple myeloma patients, and the Company has begun to independently commercialize motixafortide in the U.S.

b.	Israel-Hamas war

On October 7, 2023, an unprecedented invasion was launched against Israel from the Gaza Strip by terrorists from the Hamas terrorist organization that infiltrated Israel’s southern border and other areas within the country, attacking civilians and military targets while simultaneously launching extensive rocket attacks on the Israeli civilian population. These attacks resulted in extensive deaths, injuries and the kidnapping of civilians and soldiers. In response, the Security Cabinet of the State of Israel declared war against Hamas, with commencement of a military campaign against the terrorist organization, in parallel to its continued rocket and terror attacks. In addition, Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, has attacked military and civilian targets in Northern Israel, to which Israel has responded, and the Islamic Republic of Iran launched an unprecedented missile attack against Israel in April 2024. To date, the State of Israel continues to be at war with Hamas and in an armed conflict with Hezbollah.

The Company’s headquarters and principal development operations are located in the State of Israel. In addition, most of its key employees, officers and directors are residents of Israel. The ongoing war with Hamas has not, to date, materially impacted the Company’s business or operations. Furthermore, the Company does not expect any disruption to its programs or operations as a result of this situation. Nevertheless, at this time, it is not possible to predict the intensity or duration of Israel’s war against Hamas, nor how this conflict will ultimately affect the Company’s ongoing business and operations, nor Israel’s economy in general.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION (cont.)

c.	Going concern

The Company has incurred accumulated losses in the amount of $391 million through June 30, 2024, and it expects to continue incurring losses and negative cash flows from operations until its product or products reach commercial profitability. Company management monitors rolling forecasts of the Company’s liquidity reserves on the basis of anticipated cash flows and seeks to maintain liquidity balances at levels that are sufficient to meet its needs. Management believes that the Company’s current cash and other resources will be sufficient to fund its projected cash requirements into 2025.

The execution of an independent commercialization plan for motixafortide in the U.S. implies an increased level of expenses prior to and following launch of the product, as well as uncertainty regarding the timing of commercial profitability. Therefore, the Company’s cash flow projections are subject to various risks and uncertainties concerning their fulfilment, and these factors and the risks inherent in the Company’s operations indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Company’s ability to continue as a going concern. These consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Management’s plans include the independent commercialization of the Company’s product, as aforementioned, and, if and when required, raising capital through the issuance of debt or equity securities, or capital inflows from strategic partnerships. There are no assurances, however, that the Company will be successful in obtaining the level of financing needed for its operations. If the Company is unsuccessful in commercializing its products and/or raising capital, it may need to reduce activities, or curtail or cease operations.

d.	Approval of financial statements

The condensed consolidated interim financial statements of the Company as of June 30, 2024, and for the three and six months then ended, were approved by the Board of Directors on August 14, 2024, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer, and the Chief Financial Officer.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 2 – BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of June 30, 2024 and for the three and six months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a fair presentation of financial position, results of operations, and cash flows in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2023 and for the year then ended and their accompanying notes, which have been prepared in accordance with IFRS. The results of operations for the three and six months ended June 30, 2024 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, equity and expenses, as well as the related disclosures of contingent assets and liabilities, in the process of applying the Company’s accounting policies. These inputs also consider, among other things, the implications of pandemics and wars across the globe (including the Israel-Hamas war) on the Company’s activities, and the resulting effects on critical and significant accounting estimates, most significantly in relation to the value of intangible assets, license revenue recognition, fair value of warrants, and measurement of allowance for accruals of chargebacks, rebates and returns. In this regard, U.S. and global markets are currently experiencing volatility and disruption following the escalation of geopolitical tensions. As of the date of release of these financial statements, the Company estimates there are no material effects of those geopolitical tensions on its financial position and results of operations.

NOTE 3 – MATERIAL ACCOUNTING POLICIES

a.	General

The accounting policies and calculation methods applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2023 and for the year then ended, except for the reclassification of warrant liabilities to from non-current liabilities to current liabilities, as described in Note 3b.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 3 – MATERIAL ACCOUNTING POLICIES (cont.)

b.	New international financial reporting standards, amendments to standards and new interpretations

Classification of Liabilities as Current or Non-Current (Amendment to IAS 1)

The narrow-scope amendments to IAS 1, “Presentation of Financial Statements,” clarify that liabilities are classified as either current or noncurrent, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the entity’s expectations or events after the reporting date (e.g., the receipt of a waiver or a breach of covenant). The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability. The amendments may affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity.

The Company adopted these amendments effective January 1, 2024. The impact on the Company’s financial statements of these amendments was the reclassification of the Company’s warrant liabilities from non-current to current as of its effective date. The Company has retrospectively applied the amendments in these interim financial statements and, accordingly, has retrospectively adjusted the comparative balance sheet for December 31, 2023 to reclassify its warrant liabilities ($11,932 as of December 31, 2023) from non-current to current. Adoption of the amendments had no other impact on the Company’s financial statements.

IFRS 18, Presentation and Disclosure in the Financial Statements

This standard replaces the international accounting standard IAS 1, “Presentation of Financial Statements.” As part of the new disclosure requirements, companies will be required to present new defined subtotals in the statements of income, as follows: (1) operating profit and (2) profit before financing and tax. In addition, income statement items will be classified into three defined categories: operating, investment and financing. The standard also includes a requirement to provide a separate disclosure in the financial statements regarding the use of management-defined performance measures (“non-GAAP measures”), and specific instructions were added for the grouping and splitting of items in the financial statements and in the notes to the financial statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with an option for early adoption.

NOTE 4 – AT-THE-MARKET (“ATM”) SALES AGREEMENT WITH HCW

The Company maintains an ATM facility with H.C. Wainwright & Co., LLC (“HCW”) pursuant to an ATM sales agreement entered into in September 2021. In accordance with the agreement, the Company is entitled, at its sole discretion, to offer and sell through HCW, acting as a sales agent, ADSs having an aggregate offering price of up to $25.0 million throughout the period during which the ATM facility remains in effect. The Company has agreed to pay HCW a commission of 3.0% of the gross proceeds from the sale of ADSs under the facility. During the six months ended June 30, 2024, no ADSs were issued by the Company. From the effective date of the agreement through the issuance date of this report, 2,109,858 ADSs have been sold under the program for total gross proceeds of approximately $4.4 million and total fees of approximately $0.1 million.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 5 – LONG-TERM LOAN

In September 2022, the Company entered into a $40 million loan agreement with BlackRock EMEA Venture and Growth Lending (previously Kreos Capital) (“BlackRock”). Pursuant to the agreement, the first tranche of $10 million was drawn down by the Company upon closing, with the remaining $30 million to be made available in two additional tranches subject to the achievement of pre-specified milestones. The tranches are available for drawdown at the Company’s discretion at various time points through October 1, 2024. In April 2024, the Company completed a drawdown of the $20 million second tranche of the loan agreement.

Each tranche of the loan carries a pre-defined interest-only payment period, followed by a loan principal amortization period of up to 36 months subsequent to the interest-only period. The interest-only periods are subject to possible extension based on certain pre-defined milestones. Borrowings under the financing bear interest at a fixed annual rate of 9.5% (~11.0%, including associated cash fees). As security for the loan, BlackRock received a first-priority secured interest in all Company assets, including intellectual property, and the Company undertook to maintain a minimum cash balance. In addition, BlackRock is entitled to mid-to-high single-digit royalties on motixafortide sales in the U.S., up to a pre-defined cap.

The loan's current value includes the accrual of effective interest, including estimated future royalties.

NOTE 6 – CONTINGENT LIABILITIES

On January 5, 2023, a putative securities class action complaint was filed in the U.S. against the Company and its Chief Executive Officer. The complaint claims that the Company made false and materially misleading statements and failed to disclose material adverse facts pertaining to its financial position with regard to the development of motixafortide and that the Company would require a loan and a securities offering to commercialize motixafortide. The complaint asserted a putative class period of February 23, 2021 to September 19, 2022, inclusive, and seeked certification as a class action and an unspecified amount of damages. On July 5, 2023, an amended complaint was filed, alleging the same claims and adding the Company’s Chief Financial Officer. On September 5, 2023, the Company, its Chief Executive Officer and its Chief Financial Officer filed a motion to dismiss the amended complaint in its entirety and, on July 15, 2024, the court granted the order to dismiss without prejudice. The Company also received, on February 5, 2023, a substantially similar lawsuit and motion to approve the lawsuit as a class action in the Tel Aviv District Court. The total amount claimed in Tel Aviv, if the lawsuit is certified as a class action, is approximately NIS 113.5 million (approximately $32 million). The outcome of the legal proceeding in the Tel Aviv District Court is uncertain at this point, although the Company anticipates it will likely be dismissed following dismissal of the U.S. claim. Notwithstanding, the Company believes that it is without merit and intends to vigorously defend itself against such action.

On June 16, 2024, Biokine Therapeutics Ltd. (“Biokine”), filed a complaint with the District Court of Jerusalem against the Company. The complaint alleges breach of contract and a purported failure to make certain payments to Biokine under the Company’s in-licensing agreement with Biokine for motixafortide. The lawsuit seeks compensatory damages in the amount of approximately $6.5 million and a declaratory judgment in favor of Biokine. The Company believes the claim is without merit and intends to vigorously defend itself against such action.

NOTE 7 – EQUITY FINANCINGS

a.	Warrants from September 2022 offering

In September 2022, the Company completed a registered direct offering of 13,636,365 ADSs at a price of $1.10 per ADS. The Company also issued to investors in the offering unregistered warrants to purchase 13,636,365 ADSs. The warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $1.15 per ADS. In addition, the Company granted to the placement agent in the offering, as part of the placement fee, warrants to purchase 681,818 ADSs. These warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $1.375 per ADS. Gross proceeds from the offering totaled $15.0 million, with net proceeds of $13.5 million, after deducting fees and expenses. The offering consideration allocated to the placement agent warrants amounted to $0.4 million.

The warrants issued to the investors have been classified as a financial liability due to a net settlement provision. This liability was initially recognized at its fair value on the issuance date and is subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.

The fair value of the warrants is computed using the Black-Scholes option pricing model. The fair value of the warrants upon issuance was computed based on the then-current price of an ADS, a risk-free interest rate of 3.62%, and an average standard deviation of 82.5%. The gross consideration initially allocated to the investor warrants amounted to $9.1 million, with total issuance costs initially allocated to the warrants amounting to $0.8 million.

The fair value of the warrants amounted to $2,599,000 as of June 30, 2024 (December 31, 2023 - $11,905,000), and was based on the then current price of an ADS, a risk-free interest rate of 4.50%, an average standard deviation of 82.5%, and on the remaining contractual life of the warrants.

The changes in fair value for the six months ended June 30, 2024 of $9,306,000 have been recorded as non-operating income in the statement of comprehensive loss. As of June 30, 2024, 2,545,455 of these warrants had been exercised.

The placement agent warrants have been classified in shareholders’ equity, with initial recognition at fair value on the date issued, using the same assumptions as the investor warrants.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 7 – EQUITY FINANCINGS (cont.)

b.	April 2024 offering

In April 2024, the Company completed a registered direct offering of 7,500,000 ADSs at a price of $0.80 per ADS. The Company also issued to investors in the offering unregistered warrants to purchase 7,500,000 ADSs. The warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $0.80 per ADS. Gross proceeds from the offering totaled $6.0 million, with net proceeds of $5.4 million, after deducting fees and expenses.

The warrants have been classified as a financial liability due to a net settlement provision. This liability was initially recognized at its fair value on the issuance date and is subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive income (loss).

The fair value of the warrants is computed using the Black-Scholes option pricing model and is determined by using a level 3 valuation technique. The fair value of the warrants upon issuance was computed based on the then-current price of an ADS, a risk-free interest rate of 4.21%, and an average standard deviation of 84.7%. The fair value initially allocated to the investor warrants amounted to $6,250,000, with total issuance costs initially allocated to the warrants amounting to $642,000.

Due to a difference between the fair value at initial recognition and the transaction price (“day 1 loss”), upon initial recognition, the fair value of the warrants was adjusted by the amount of $250,000, to reflect the unrecognized day 1 loss. Following initial recognition, the unrecognized day 1 loss of the warrants is being amortized over its contractual life.

The fair value of the warrants amounted to $2,723,000 as of June 30, 2024, and was based on the then current price of an ADS, a risk-free interest rate of 4.30%, an average standard deviation of 87.6%, and on the remaining contractual life of the warrants. The changes in fair value through June 30, 2024, amounting to $3,526,000, have been recorded as a non-operating expense in the statement of comprehensive loss.

As of June 30, 2024, none of these warrants had been exercised.

NOTE 8 – SHAREHOLDERS’ EQUITY

As of December 31, 2023 and June 30, 2024, share capital is composed of ordinary shares, as follows:

	Number of ordinary shares
	December 31,	June 30,
	2023	2024

Authorized share capital	2,500,000,000	2,500,000,000

Issued and paid-up share capital	1,086,589,165	1,199,089,165

	In USD and NIS
	December 31,	June 30,
	2023	2024

Authorized share capital (in NIS)	250,000,000	250,000,000

Issued and paid-up share capital (in NIS)	108,658,916	119,908,916

Issued and paid-up share capital (in USD)	31,355,056	34,411,291

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 9 – LICENSE AND SECURITIES PURCHASE AGREEMENTS

In October 2023, the Company closed on a license agreement (the “License Agreement”) with Hong Seng Technology Limited (“HST”) and Guangzhou Gloria Biosciences Co., Ltd. (“Gloria” and together with HST, the “Purchaser Parties” or the “Licensee”), pursuant to which the Company granted HST an exclusive, royalty-bearing, sublicensable license to develop and commercialize motixafortide in Asia (other than Israel and certain other countries) (collectively, the “Territory”) and to engage and authorize Gloria to perform services under the License Agreement in the Territory. In addition, the Company granted the Licensee a first offer right with respect to the grant of certain rights in motixafortide outside of the Territory.

Pursuant to the terms of the License Agreement, the Licensee paid an upfront payment of $15 million, which was received by the Company at closing. The Company is also entitled to up to $49 million based on the achievement of certain development and regulatory milestones in China and Japan, and up to $197 million in sales milestones based on defined sales targets of motixafortide in the Territory. In addition, the Company is eligible to receive tiered double-digit royalties (ranging from 10-20%), on a country-by-country basis, on aggregate net sales of motixafortide in the Territory during the initial royalty term of at least 15 years, with a reduction of the royalties payable following the end of the initial royalty term, as well as upon the occurrence of certain events.

In connection with the License Agreement, in October 2023, the Company closed on a securities purchase agreement (the “Purchase Agreement”) with HST and Gloria, pursuant to which the Company sold in a private placement an aggregate of 6,829,137 ADSs of the Company, at a purchase price of $2.136 per ADS. Aggregate gross proceeds from the sale amounted to $14.6 million, with related issuance costs amounting to approximately $0.9 million. No warrants were issued in the transaction.

In accordance with IFRS 15, both agreements have been treated as a single unit of account, with the consideration combined and subsequently allocated between the Purchase Agreement and the License Agreement. Of the total consideration amounting to $29.6 million, $12.0 million were allocated to the Purchase Agreement, and $17.6 million were allocated to the License Agreement. Costs in the amount of $0.7 million directly attributable to the Purchase Agreement were recognized as a reduction in equity.

The Company has identified the following performance obligations in the contract, each to be recognized separately: (1) SCM license; (2) SCM support services; and (3) PDAC license and related support services.

With regard to PDAC, the Company determined that the license, together with the associated support services, should be combined into a single performance obligation, since the Licensee cannot benefit from the license without the associated support services. The support services are highly specialized for the licensed product in this indication. Licensing rights for other indications and related support were deemed immaterial.

The fixed transaction price has been allocated among the performance obligations based on similar price offers received by the Company, with the assistance of a valuation specialist. The variable consideration related to the performance obligations was not taken into account in the fixed transaction price due to uncertainty.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 9 – LICENSE AND SECURITIES PURCHASE AGREEMENTS (cont.)

Revenue has been/will be recognized in the Company’s financial statements as follows:

a.	Revenue for the SCM license was recognized in the fourth quarter of 2023, upon transfer of control over the license to the licensee, in the amount of approximately $2.0 million.

b.
Revenue from providing the SCM support services is recognized using the input method, which is based on costs incurred and labor hours expended, expected to result in straight-line revenue recognition over six months, totaling approximately $0.1 million.

c.
Revenue from the PDAC performance obligation is recognized over time, with the percentage of completion determined based on support hours incurred, and expected to be recognized through the end of 2024, in the total amount of $15.5 million.

Based on the above methodology, as well as the achievement of a specific regulatory milestone, the Company recognized revenues from the license agreement of approximately $3.6 million and $9.5 million in the three and six months ended June 30, 2024, respectively.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 10 – REVENUES AND COST OF REVENUES

a.	Revenues

	Three months ended June 30,		Six months ended June 30,
	2023	2024	2023	2024
	in USD thousands		in USD thousands

License revenues (see Note 9)	-	3,550	-	9,481
Product sales, net	-	1,843	-	2,767
	-	5,393	-	12,248

b.	Cost of revenues

	Three months ended June 30,		Six months ended June 30,
	2023	2024	2023	2024
	in USD thousands		in USD thousands

Amortization of intangible asset	-	482	-	1,128
Direct costs related to license revenues	-	155	-	388
License fees and royalties payable to licensor	-	175		683
Cost of product sales	-	85	-	153
	-	897	-	2,352